UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2019
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Director Appointment

Effective May 8, 2019, Stuart MacFarlane was appointed to the Board of Directors of Nomad Foods Limited (the “Company”) as an independent member. Mr. MacFarlane most recently served as Anheuser-Busch InBev’s (“ABInBev”) President of Europe & Middle East from 2014 to 2019. He has held various senior roles at ABInBev throughout the course of his nearly 30-year career including finance, marketing, sales and Managing Director of Ireland. Paul Kenyon is not standing for re-election at the Company’s 2019 annual meeting of shareholders.

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: May 8, 2019